Exhibit 99.1

SAIHEAT Strengthens its Leadership Position in the Middle Eastern Nuclear and SMR Markets with Two Memorandums of Understanding (MoU)

Singapore, Sep 23, 2024 (GLOBE NEWSWIRE) -- SAIHEAT Limited (f/k/a SAI.TECH Global Corporation) (“SAIHEAT” or the “Company”) (NASDAQ: SAIH, SAITW), announces the signing of two Memorandums of Understanding (MoU) for its HEATNUC business line. These agreements aim to strengthen cooperation within the small modular reactor industry in the Middle East and globally. These memorandums of understanding aim to enhance SAI.TECH’s competitiveness in the Middle Eastern and global markets, and further promote its localization strategy in the region.

The MoU signed with Jiangsu Shentong Nuclear Equipment Co., Ltd., signifies a strategic partnership focused on the export of electrical and instrumentation control system equipment for nuclear power and engineering projects. This includes butterfly valves, ball valves, check valves, instrument valves, air valves, sight glasses, pit filters, shellfish strainers, and rubber diaphragms, targeting the nuclear power and energy sectors. The collaboration also encompasses nuclear safety and quality management initiatives.

The second MoU engaged with Shanghai Kaiquan Pump Co., Ltd., outlines plan for joint production of nuclear and Small Modular Reactor (SMR) equipment and components. This collaboration aims to enhance competitiveness and localize production in the Middle East. Shanghai Kaiquan’s products cover all types of Class II and III centrifugal pumps, including vertical/horizontal single-stage single-suction and horizontal single-stage double-suction centrifugal pumps, as well as vertical, etc. The collaboration aims to jointly manufacture nuclear and Small Modular Reactor (SMR) equipment and components, focusing on boosting competitiveness and localization efforts.

These two MoUs highlight a commitment to mutual growth by exchanging expertise in project management and business practices, as well as collaborating on marketing efforts targeting the nuclear and small reactor sectors. Furthermore, HEATNUC and its partners intend to explore opportunities for expanding their presence in the international market through joint venture export ventures.

These actions are in line with HEATNUC’s strategic goals of strengthening its role as a key participant in the global nuclear industry, leveraging partnerships to offer innovative solutions, and upholding the highest standards of quality and safety.

About HEATNUC

HEATNUC is a Small Modular Reactor Division of SAIHEAT, dedicated to developing Gen. III PWR and Gen. IV SFR and HTGR. HEATNUC also promotes utilizing the high-temperature electrolytic refining fuel cycle to extend the usage life of uranium ore to tens of thousands of years, while actively assisting in the development of global uranium raw material resources.

About SAIHEAT

SAIHEAT Limited is a Nasdaq-listed (SAIH) company headquartered in Singapore. SAI develops technologies for the Advanced Computing Center Ecosystem (ACCE), a next-gen computing center featuring high-performance servers, advanced liquid cooling, and systems for capturing and recycling computing heat. Our innovations aim to reduce the carbon footprint of Bitcoin mining and AI operations.

Formerly known as SAI.TECH Global Corporation, SAIHEAT became a publicly traded company on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation in May 2022. For more information on SAIHEAT, please visit https://www.saiheat.com

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